UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8A


                          NOTIFICATION OF REGISTRATION
     FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the SEC that it registers un-der and pursuant to the provisions of Section 8(a) of the Investment Company Act 1940 and in connection with notification of registration submits the following information:

Name: The NorthPoint Capital Fund, Inc.

Address of Principal Business Office
(No. & Street, City State, Zip Code):
2160 Hwy. 88    Brick, NJ 08724

Telephone Number: 732-892-1057

Name and address of agent for service of process:
Peter J. Lencki  16 Rimwood Lane, Colts Neck, NJ 07722

Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES.


Signatures:

Pursuant to the requirements of the Investment Company Act of 1940, the regis-trant has caused this notification of registration to be duly signed on its be-half in the town of Shrewsbury and state of New Jersey on the 12TH day of June 2001.



                   (SEAL)



      The NorthPoint Capital Fund, Inc.      By ______________________________
                                                  Peter J. Lencki, President

      Attest: ____________________________
               Walter A. Lencki, Treasurer









                                      - 1 -